UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number: 001-41408

BYND CANNASOFT ENTERPRISES INC.

(Translation of registrant’s name into English)

7000 Akko Road

Kiryat Motzkin

Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________

On December 21, 2023, BYND Cannasoft Enterprises Inc. (the “Company”) completed the sale to an institutional investor of 2,884,616 units. Each unit consisted of one Common Share and one five-year Warrant to purchase one Common Share at an exercise price of $0.52. The public offering price per Common Unit was $0.52. Aggregate gross proceeds to the Company were approximately $1.5 million.

Aegis Capital Corp. acted as exclusive placement agent (the “Placement Agent”) in the offering. Pursuant to the Placement Agent Agreement with the Placement Agent (the “Placement Agent Agreement”), the Company agreed to pay the Placement Agent an aggregate cash fee equal to 8.0% of the gross proceeds received by the Company in the Offering and also agreed to reimburse the Placement Agent for certain of its offering-related expenses and pay the Placement Agent a non-accountable expense allowance not to exceed 1.0% of the aggregate gross proceeds raised in the Offering

The foregoing descriptions of the Placement Agent Agreement and the Warrants are not complete and are qualified in their entirety by reference to the full text of such documents, copies of which are filed as exhibits to this Report on Form 6-K and are incorporated by reference herein.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

99.1	Form of Securities Purchase Agreement
99.2	Placement Agent Agreement dated December 19, 2023, between the Company and Aegis Capital Corp.
99.3	Form of Warrant
99.4	Press Release dated December 19, 2023
99.5	Press Release dated December 21, 2023

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

December 21, 2023

BYND CANNASOFT ENTERPRISES INC.

By:	/s/ Yftah Ben Yaackov
Name:	Yftah Ben Yaackov
Title:	Chief Executive Officer

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